Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

GREAT PLAINS ENERGY TO ACQUIRE WESTAR ENERGY

FREQUENTLY ASKED QUESTIONS

Provided to KCP&L Leadership Forum Invitees and Attendees

June 1, 2016

Q:	What was announced?

A:	On May 31, 2016 Great Plains Energy announced a definitive agreement to acquire Westar Energy in a combined stock and cash transaction totaling approximately $12.2 billion in cash and stock. At the close of the transaction, Westar Energy will be a wholly owned subsidiary of Great Plains Energy.

Q:	What are the terms of the transaction?

A:	Under the terms of the agreement:

•	Westar shareholders will receive $60.00 per share of total consideration for each share of Westar common stock, consisting of $51.00 in cash and $9.00 in Great Plains Energy common stock based upon the Great Plains Energy common stock price at the time of the closing of the transaction, representing a consideration mix of 85 percent cash and 15 percent stock. The stock consideration is subject to a 7.5% collar, based upon the May 26, 2016 closing price of $30.91, with the exchange ratio for the stock consideration ranging between 0.2709 to 0.3148.

•	The transaction enterprise value is expected to be approximately $12.2 billion, inclusive of approximately $8.6 billion in total stock and cash consideration to be received by Westar’s shareholders and the assumption of approximately $3.6 billion in Westar’s debt. Great Plains Energy has secured approximately $8.0 billion of committed debt financing from Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC in connection with the transaction for the full cash portion of the transaction consideration.

•	Great Plains Energy has also secured a $750 million preferred convertible equity commitment from the Ontario Municipal Employees Retirement System (OMERS), to be funded at the closing of the transaction.

•	Great Plains Energy plans to issue long-term financing consisting of a combination of equity, equity-linked securities and debt prior to closing of the transaction. This financing mix will allow Great Plains Energy to maintain its solid, investment grade credit ratings.

Q:	Why did Great Plains Energy decide to acquire Westar (a larger company)?

A:

Our two companies are uniquely positioned to create long-term value for all of our stakeholders through this combination. Once Westar determined it was a seller and not a buyer, we were extremely interested in a potential acquisition. More than any other potential strategic partner, we can leverage our knowledge of operating in Kansas, our deep relationships with the Kansas communities that Westar serves, and our familiarity with Westar management and employees to create a stronger, combined company. For all the reasons outlined in our presentation to investors, we are confident in our ability as a combined company to increase efficiency, reduce costs, optimize investments and provide first class customer service.

Q:	When is the transaction expected to close?

A:	The transaction is subject to a number of state and federal regulatory approvals as well as shareholder approval from both companies. Pending approvals, we anticipate closing the transaction in the spring of 2017.

Q:	When did Westar and Great Plains Energy start discussions, and how did the process work?

A:	We are neighbors with Westar. Our service territories are adjacent and we share ownership in several large generation assets. Given these factors, we talk with Westar about industry trends and developments regularly. However, we only began discussing the idea of combining our two companies in their current forms in late 2015. However, Westar initiated an auction process, which started in February of 2016. The auction was a competitive two stage auction process. We were fortunate to prevail as the winning bid.

Q:	What will be the name of the combined company?

A:	Great Plains Energy will be the parent company with both KCP&L and Westar. The first step is obtaining the necessary regulatory approvals to complete the transaction, which we anticipate completing by next spring. No branding changes will be made prior to that first step being completed.

CUSTOMER & COMMUNITY BENEFITS

Q:	How will our customers benefit from this transaction?

A:	Westar and Great Plains are uniquely suited to each other. Our service territories are adjacent to each other and we have both operated in Kansas for more than 100 years. We are both members of the Southwest Power Pool (SPP). And together, we jointly own and operate the Wolf Creek Nuclear Generating Station, as well as the La Cygne and Jeffrey power plants. With the addition of Westar’s generation fleet, our combined company will have a more diverse and sustainable generation portfolio. This will provide increased flexibility to mitigate the potential customer impacts from future carbon regulation. In addition, among investor-owned utilities in the United States, the combined company will have one of the largest portfolios of wind generation in the country.

Additionally, scale is becoming increasingly important in this industry. As we continue to see stagnant to declining load growth, scale and operational efficiency have become imperative to both serving customers effectively, managing rate increases and earning fair returns for shareholders. Combining our two companies will create numerous opportunities for us to reduce costs, increase efficiency. These savings will also help reduce future rate increase requests for our more than 900,000 customers in Kansas and 600,000 customers in Missouri.

Q:	What does this mean for Westar customers?

A:	Westar’s customers will benefit greatly from the joint operating efficiencies that come from the increased scale and neighboring service territory of the combined company. Unlocking this value will drive significant benefits, including:

•	costs lower than customers would see in the future without this combination

•	customer service improvements

•	more efficient and sustainable energy solutions

•	continued safety and innovation.

Q:	What does this mean for Westar communities?

A:	We understand the importance of Westar to the communities it serves and the meaningful contributions it makes as a major employer in Kansas. We are committed to maintaining the operating headquarters for our Kansas service territory in downtown Topeka. We also know that Westar has a reputation as a strong supporter of community and charitable initiatives. We will continue this legacy and are committed to maintaining a strong presence in all of the communities Westar serves.

Q:	What does this mean for KCP&L’s customers?

A:	Both Kansas and Missouri customers will realize a share of the savings and efficiencies achieved through this transaction.

Q:	What will this do for rates?

A:	By combining, we can be more efficient with the use of resources (facilities, scale, etc.), which allows us to pass those savings onto customers. We do this by managing costs more effectively through economies of scale, which keeps rates competitive. Our acquisition of Westar will create operational efficiencies and future cost savings that will benefit all involved – customers, shareholders, employees and the communities we serve. These savings also will help reduce future rate increase requests. For example, rates for our Missouri customers are less today than they would have been had we not acquired Aquila in 2008.

Q:	Will KCP&L energy efficiency solutions become available in Kansas?

A:	The combined company will have a greater, more diverse portfolio of energy solutions that give customers opportunities to better manage their individual energy needs. KCP&L has multiple residential and business energy efficiency and demand response programs available in Missouri and has recently filed to expand them in its Kansas service territories. These programs can be expanded into Westar’s service territory. In addition, KCP&L operates the nation’s largest utility-owned electric vehicle charging network, which can be expanded to benefit Westar’s customers.

INTEGRATION & NEXT STEPS

Q:	What’s the integration plan and timing?

A:	The teams from KCP&L and Westar will immediately begin working together on an integration plan and will collaborate closely throughout the coming year. Pending regulatory and shareholder approval, the transaction is expected to close in the spring of 2017.

Q:	Who will be leading this integration effort and how will it be organized?

A:	A traditional project management structure will be used to structure integration planning. Steve Busser, Vice President of Risk Management and Controller, will serve as Great Plains Energy’s lead executive over the project and will work closely with an executive lead from Westar. Kevin Bryant will serve as executive sponsor for the project. As the integration planning kicks-off, Steve will work with the officer teams of both companies to select the appropriate individuals to participate with integration planning and execution.

Q:	What does this mean for employees?

A:	Until the transaction closes, which is expected in the spring of 2017, both companies will continue to operate independently. Over the next year, KCP&L and Westar will work closely together on an integration plan to determine how best to realize the efficiencies that create the financial and sustainable benefits to all involved – customers, shareholders, customers and the communities we serve.

Q:	How many jobs will be lost or created?

A:	Until the transaction closes, which is expected in the spring of 2017, both companies will continue to operate independently. Over the next year, as we progress towards closing this transaction, our combined teams will work together to determine the “right size” for the combined company and develop a plan to get there.

In any transaction of this type, there will be cost savings and efficiencies that could mean some positions are eliminated; however, the reality is both companies have about 4-5% natural attrition annually. A lot of our savings will come from the fact that we won’t need to find replacements for people retiring or choosing to leave.

At this point, no specific jobs have been identified for elimination and there is no target for headcount. We believe between attrition and other tools, we will be able to minimize any involuntary headcount reductions; however, some redundant positions may ultimately be eliminated.

We recognize that Westar is an important driver of the economy of Kansas and large employer. We are committed to maintaining a strong community and employment presence in Kansas.

Q:	Will we be reducing headcount?

A:	We do expect that overall headcount will be reduced. However, the reality is both companies have about 4-5% natural attrition annually. A lot of our savings will come from the fact that we won’t need to find replacements for people retiring or choosing to leave. As we progress towards closing this transaction, our combined teams will work together to determine the “right size” for the combined company and develop a plan to get there.

At this point, no specific jobs have been identified for elimination and there is no target for headcount. We believe between attrition and other tools, we will be able to minimize any involuntary headcount reductions; however, some redundant positions may ultimately be eliminated.

We recognize that Westar is an important driver of the economy of Kansas and large employer. We are committed to maintaining a strong community and employment presence in Kansas.

Q:	What other facilities will be affected by the transaction?

A:	Over the course of the next year, KCP&L and Westar will work closely together on an integration plan. Some consolidation may occur where it makes sense, but no specific decisions have been made.

Q:	Where will the new HQ be located?

A:	The Great Plains Energy corporate headquarters will remain in Kansas City. However, we are committed to maintaining the operating headquarters for our Kansas service territory in downtown Topeka.

Q:	Westar and Great Plains Energy have different locals for their bargaining unit employees. Do you intend to combine them?

A:	We have not discussed the combination of the different locals and will evaluate our options and the best structure as part of the integration process.

Q:	What’s the plan for Westar’s Topeka HQ?

A:	We understand the importance of Westar to the communities it serves and the meaningful contributions it makes as a major employer in Kansas. We are committed to maintaining the operating headquarters for our Kansas service territory in downtown Topeka. The headquarters for Great Plains Energy will remain in Kansas City.

Q:	Who will be the CEO and executive team of the combined company?

A:	Upon completion of the transaction, Terry Bassham will be the chairman and CEO of the combined company. Mark Ruelle will remain in his current role with Westar until the close of the transaction. As we seek regulatory approval and work through the transition , the ultimate leadership team will be finalized considering executives from both teams.

Q:	The integration planning process seemed much more advanced at this announcement stage of the Aquila transaction. Should we be concerned that efforts aren’t farther along?

A:	The Aquila transaction was unique in that the company was acquired through a lengthy seven month auction process with both Great Plains Energy and Black Hills acquiring elements of Aquila’s regulated operations. In contrast, the Westar auction process was only six weeks, had a focus on strict confidentiality with the Great Plains and Westar reaching a definitive agreement only over the last few days. We are confident, however, that given our shared assets and knowledge of each other, we will have enough time to do a good job with the integration and transition.

Q:	What happens if we don’t get the transaction approved?

A:	At this point, our focus is on securing the necessary regulatory and shareholder approvals and closing the transaction in the Spring of 2017. Obviously, if we don’t get regulatory approval, we will not close the transaction. We would need to pay a termination fee to Westar. We don’t see this as likely outcome given the benefits to customers that we can create. We think this will become evident as we discuss in detail with our regulators the merits of this transaction.

We are combining two organizations, with strong cultures of operational excellence and customer service. A combination of our teams and resources will allow us implement best practices, optimize investments (e.g. buying only one customer information system vs. two), and create efficiencies. All of this will translate into better operations, more reliable service, better customer experience and lower costs for our customers.

Q:	How is this different from the Aquila transaction?

A:	Aquila was a company in financial trouble, with a ‘junk’ credit rating and had been selling off assets, although the utilities and employees were high quality. This is a transaction between two healthy, well run companies to provide a stronger future. Just as was the case with our acquisition of Aquila, the acquisition of Westar represents an opportunity for logical yet transformative strategic growth.

Q:	How do the anticipated savings compare to the Aquila transaction?

A:	The Aquila acquisition yielded more than $700 million in operational savings over five years for customers and shareholders . We will leverage the learnings from that acquisition to successfully deliver on this larger combination. Employee, community and regulatory input are all important to us in this process.

Q:	How is this different from the efforts to bring these companies together in the 1990s?

A:	The potential value of combining these two companies has been known for more than 20 years. In addition to Westar and KCP&L being neighbors, the two companies have been long-time partners through the joint operation of the Wolf Creek Nuclear, La Cygne and Jeffrey power plants. As we look to the future, the combination of these two companies represents the best fit for our region’s energy needs.

Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar, shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.